

July 26, 2022

Matthew Fernand
Chief Legal Officer
Seritage Growth Properties
500 Fifth Avenue, Suite 1530
New York, NY 10110

> **Re: Seritage Growth Properties**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 7, 2022**
> **File No. 001-37420**

Dear Mr. Fernand:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A, filed July 7, 2022

General

1. We note your disclosure that the approval of the plan of sale would allow you to engage potential buyers and complete sales of assets without the need to subject any such future transaction to the delay and conditionality that would be associated with having to seek and obtain shareholder approval in connection with these future asset sales. However, a sale of all or any substantial part of your assets requires Item 14 of Schedule 14A disclosure. See also Note A to Schedule 14A. Therefore, it appears that an additional proxy statement would need to be filed in connection with the plan of sale. Please advise.

2. We note your disclosure that your former Chairman, Edward S. Lampert, together with related entities, beneficially owns 29% of your issued and outstanding shares. We also note that Mr. Lampert indicated that he would be interested in buying some or all of the assets of the company to be sold in the plan of sale proposal and that he has signed a voting and support agreement in which he has agreed to vote in favor of the proposal.

Since Mr. Lampert appears to be an affiliate of the Company, a sale to him may be subject to Rule 13e-3 and, if so, the Schedule 13E-3 must be filed now, at the first step. However, it is unclear how you could satisfy the requirements of Schedule 13E-3 without knowing the terms of a transaction. Please provide us with your analysis as to the applicability of Exchange Act Rule 13e-3 to your transaction and how you and Mr. Lampert would propose to satisfy the requirements of Rule 13e-3 and Schedule 13E-3, including but not limited to, the requirement to express and support a position with respect to the fairness of any potential transaction to unaffiliated shareholders. Refer to Exchange Act Rule 13e-3 and the Schedule 13e-3 Compliance and Disclosure Interpretations for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Austin Wood at 202-551-5586 or Brigitte Lippmann at 202-551-3713 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Phil Richter, Esq.